

September 25, 2013

<u>Via U.S. Mail</u>
Mr. Dong Yu
Chief Executive Officer
Bona Film Group Ltd.
18/F, Tower 1, U-town Office Building
No. 1 San Feng Bei Li, Chaoyang District
Beijing 100020
People's Republic of China

  Re: Bona Film Group Ltd
     Form 20-F for the Year Ended December 31, 2012
     Filed April 29, 2013
     File No. 001-34990

Dear Mr. Yu:

  We issued comments to you on the above captioned filing on July 10, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 9, 2013.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have any questions.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief